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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 30, 2001

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                  For the transition period from____________to



                         Commission file number 0-08076


            A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:
               THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN
                38 Fountain Square Plaza, Cincinnati, Ohio 45263


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                               FIFTH THIRD BANCORP
                38 Fountain Square Plaza, Cincinnati, Ohio 45263

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                        FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

       Exhibit 23         Independent Auditors' Consent

       Exhibit 99 Financial Statements for the years ended December 30, 2001 and 2000 and Supplemental Schedule as of December 30, 2001 for The Fifth Third Bancorp Master Profit Sharing Plan


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Fifth Third Bank Pension and Profit Sharing Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                THE FIFTH THIRD BANCORP
                                                MASTER PROFIT SHARING PLAN


                                                By: /s/Paul L. Reynolds
                                                    -------------------
                                                    Paul L. Reynolds
                                                    Member, Pension and Profit
                                                    Sharing Committee

Date:  June 28, 2002